September 8, 2020

Mr. DeCarlo McLaren
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 & 811-03651)

Dear Mr. McLaren:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on August 31, 2020 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on July 16, 2020 (PEA No. 209 under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Rule 485(a) under the Securities Act, with respect to the Touchstone International Small Cap Fund (to be known as the Touchstone International Growth Fund) (the "Fund"), a series of the Trust.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response.

General

1.  Please confirm that any blank or bracketed information in the Fund's Prospectus and Statement of Additional Information ("SAI") will be finalized in the 485(b) filing. If there are any edits or additions to language in the Prospectus and SAI relating to these comments, please provide either a copy of the edits or the new language in this response letter.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and SAI that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) on September 14, 2020. In addition, to the extent that any Prospectus or SAI language is revised as a result of these comments, the Trust will provide a copy of such language in this letter.

Prospectus

2.  In the “Touchstone International Growth Fund Summary - Portfolio Turnover” section, please define “Predecessor Fund”.

Response: The Trust will move up the definition of Predecessor Fund to this section, as requested, instead of including the definition farther back in the Prospectus.

3.  In the third paragraph of the Fund's “Principal Investment Strategies” section, the Staff notes that the Fund may invest greater than 25% of its assets in certain named sectors. Please provide corresponding risk disclosure for these sectors.

Response: Upon further review, the Trust has determined that the disclosure does not adequately describe the Fund’s investment universe, and, therefore, has replaced the disclosure in the principal investment strategies with the following: “The Fund may focus its investments in a particular sector or sectors of the economy.”

4.  In the “Principal Investment Strategies and Risks - How Does the Fund Implement its Investment Goal?” section, the Staff notes the following sentence: “In addition to superior fundamental characteristics, in order for DSM to purchase an equity security, the issuer must also have an attractive valuation.” Please discuss (a) how the superior fundamental characteristics noted in that sentence are measured (e.g., superior to who/what), and (b) what factors contribute to the attractive valuation.

Response: The Trust has replaced the sentence with the following: “In order for DSM to purchase an equity security, the issuer must also have an attractive valuation, which DSM evaluates based on the following valuation methods:”
Part C

5.  In Part C, the heading for Item 33 is listed twice. Please delete one of the references.

Response: The Trust will delete one of the “Item 33” heading references in the 485(b) filing.

* * *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/ Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Counsel

cc:  Ndenisarya Bregasi, Esq.
        Abigail Hemnes, Esq.
Clair Pagnano, Esq.

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